Exhibit 99.2

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Financial Statements

December 31, 2008 and 2007 (unaudited)

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Golden Crossings Constructors Joint Venture

Vancouver, Canada

We have audited the accompanying balance sheet of Golden Crossing Constructors Joint Venture (the “Company”) as of December 31, 2008, and the related statements of operations and comprehensive income (loss), changes in members’ deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The Company is a single purpose entity created by Bilfinger Berger, AG and CH2M HILL Companies, Ltd. (collectively, the “Members”) to design and construct the Golden Ears Bridge. The Company is dependent on the Members to fund any losses incurred on the project.

Ehrhardt Keefe Steiner & Hottman PC

June 5, 2009

Denver, Colorado

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Balance Sheets

December 31, 2008 and 2007 (unaudited)

(Dollars in thousands)

	2008	2007
		(unaudited)
Assets
Cash and cash equivalents	$11,761	$36,606
Contract receivables	8,868	22,550
Construction materials	—	13,350
Prepaid expenses	1,233	8,326
Other assets	1,295	—
Holdback receivables	32,393	35,364
Property, plant and equipment, net	7,959	18,994
Total assets	$63,509	$135,190
Liabilities and Members’ Deficit
Accounts payable and payables to subcontractors	$15,151	$17,451
Accounts payable - related party	62,249	47,113
Accrued expenses	35,852	35,848
Reserve for estimated loss on contract	6,841	16,769
Billings in excess of revenue	15,978	57,846
Other liabilities	—	1,040
Total liabilities	136,071	176,067
Commitments and contingencies (note 8)

Members’ deficit
Member contributions	9,820	—
Accumluated other comprehensive income (loss)	11,238	(3,236)
Accumulated deficit	(93,620)	(37,641)
Members’ deficit	(72,562)	(40,877)
Total liabilities and members’ deficit	$63,509	$135,190

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Operations and Comprehensive Income (Loss)

Years ended December 31, 2008, 2007 (unaudited) and 2006 (unaudited)

(Dollars in thousands)

	2008	2007	2006
		(unaudited)	(unaudited)

Gross revenue	$271,142	$288,087	$101,635

Direct cost of service and overhead	312,147	302,839	90,061
General and administrative	16,181	28,175	7,806
Operating income (loss)	(57,186)	(42,927)	3,768

Interest income	1,207	964	554
Net (loss) income	$(55,979)	$(41,963)	$4,322

Other comprehensive income (loss):
Foreign currency translation gain (loss)	14,474	(3,035)	(201)
Unrealized (realized) gain on cash flow hedge	—	(3,065)	3,065
Comprehensive income (loss)	$(41,505)	$(48,063)	$7,186

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Members’ Equity (Deficit)

Years ended December 31, 2008, 2007 (unaudited) and 2006 (unaudited)

(Dollars in thousands)

	Bilfinger Berger	CH2M HILL
	Canada Inc.	Canada, Limited	Total
Members’ equity, December 31, 2005	$—	$—	$—
Net income	2,882	1,440	4,322
Unrealized gain on cash flow hedge	2,054	1,011	3,065
Foreign currency translation loss	(134)	(67)	(201)
Members’ equity, December 31, 2006 (unaudited)	4,802	2,384	7,186
Net loss	(28,115)	(13,848)	(41,963)
Realized gain on cash flow hedge	(2,054)	(1,011)	(3,065)
Foreign currency translation loss	(2,033)	(1,002)	(3,035)
Members’ deficit, December 31, 2007 (unaudited)	(27,400)	(13,477)	(40,877)
Net income	(37,506)	(18,473)	(55,979)
Member contributions	6,547	3,273	9,820
Foreign currency translation gain	9,698	4,776	14,474
Members’ deficit, December 31, 2008	$(48,661)	$(23,901)	$(72,562)

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Cash Flows

Years ended December 31, 2008, 2007 (unaudited) and 2006 (unaudited)

(Dollars in thousands)

	2008	2007	2006
		(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(55,979)	$(41,963)	$4,322
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	12,662	7,912	441
Changes in assets and liabilities:
Contract receivables	13,682	(4,433)	(18,117)
Holdback receivables	2,880	(35,364)	—
Receivable from members	—	15,445	(15,445)
Other assets	(1,122)	3,639	(574)
Construction materials	13,350	(10,716)	(2,634)
Prepaid expenses	7,093	(416)	(7,910)
Accounts payable and payables to subcontractors	(13)	1,488	15,963
Accounts payable - related party	15,136	36,275	10,838
Accrued expenses and other liabilities	(1,036)	34,122	2,766
Reserve for estimated loss on contract	(11,806)	13,704	—
Billings in excess of revenue	(42,359)	27,984	29,862
Net cash (used in) provided by operating activities	(47,512)	47,677	19,512
Cash flows from investing activities:
Capital expenditures	(1,627)	(21,887)	(5,506)
Proceeds from sale of property, plant and equipment	—	46	—
Net cash used in investing activities	(1,627)	(21,841)	(5,506)
Cash flows from financing activities:
Bilfinger contributions	6,547	—	—
CH2M HILL contributions	3,273		—
Net cash provided by financing activities	9,820	—	—
Effect of exchange rate changes on cash	14,474	(3,035)	(201)
Decrease (increase) in cash and cash equivalents	(24,845)	22,801	13,805
Cash and cash equivalents, beginning of year	36,606	13,805	—
Cash and cash equivalents, end of year	$11,761	$36,606	$13,805

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Notes to Financial Statements

(1)       Organization

Golden Crossing Constructors Joint Venture (the “Company”) was formed on November 3, 2005 as a joint venture between Bilfinger Berger Canada Inc., a wholly owned subsidiary of Bilfinger Berger AG (“Bilfinger”) (66.67%), and CH2M HILL Canada, Limited, a wholly owned subsidiary of CH2M HILL Companies, Ltd. (“CH2M HILL”) (33.33%) (collectively, the “Members”). The Company was formed solely to perform the design, procurement and construction required for the completion of the Golden Ears Bridge Project (the “Project”) located in British Columbia, Canada. The Company’s contract to perform the Project is with Golden Crossings General Partners (“GCGP”), a wholly owned subsidiary of Bilfinger.  GCGP has a concession agreement with Translink, to design, build, finance and operate the bridge. These financial statements and accompanying notes are presented in U.S. dollars.

(2)       Liquidity

The Company has determined that the Project is a loss project totaling approximately $93.6 million, prior to collection of any potential change orders or claims. As a result, the liquidity of the Company, and the ability to complete construction of the bridge, is dependent on additional contributions of the Members.  Without additional contributions, the Company will not be able to complete construction. The joint venture agreement requires that the Members of the Company fund all losses and cash flows in accordance with their ownership percentages.  The Project is scheduled to be complete in April 2009.  The Company estimates it will require additional funding of $70 million from January 1, 2009 through June 2009 to complete operations.  The Company received a portion of the additional funding through contributions from Members of approximately $48 million through June 5, 2009, $32 million from Bilfinger and $16 million from CH2M HILL.  The accompanying balance sheets reflect all assets and liabilities as current due to the estimated completion date.

(3)       Significant Accounting Policies

(a)       Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

(b)       Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.  The Company continually monitors its positions with, and the credit quality of, the financial instruments with which it invests.

(c)        Foreign Currency Translation

The functional currency of the Company is the Canadian Dollar, while the reporting currency is the U.S. Dollar (“USD”). All assets and liabilities of the Company are translated into U.S. dollars as of each balance sheet date.  Revenues and expenses are translated at the average exchange rate for the period.  Translation gains and losses are reflected in members’ equity (deficit) as part of accumulated other comprehensive income (loss). The accumulated currency translation adjustment will be reflected as a component of net loss upon liquidation of the Company. As of December 31, 2008, accumulated currency translation adjustment is a gain of approximately $11.2 million. For the years ended December 31, 2008 and 2007, the Company recognized foreign exchange transaction gains (losses) of $0.5 million and $(0.2) million (unaudited), respectively in direct cost of services.

(d)       Holdback Receivable

The holdback receivable represents a portion of the contract price.  The amount is payable at the earliest of; twenty-four months after the substantial completion date, or thirty days after the termination date.

(e)        Derivative Financial Instruments

The Company utilizes derivative instruments primarily to mitigate foreign currency risk.  The Company recognizes all derivative financial instruments in the Balance Sheets as assets or liabilities at fair value. The instruments are recorded in either the “other assets” or “other liabilities” captions in the Balance Sheets with the change in fair value recorded in the income statement at December 31, 2008 and 2007.

Statement of Financial Accounting Standard (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires recognition of all derivative instruments on the balance sheet as either assets or liabilities measured at fair value.  Subsequent changes in derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.  Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument.

(f)        Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, namely cash and cash equivalents, accounts receivable and accounts payable, approximate their fair value because of the short-term nature of these instruments.  The fair value of derivative instruments is estimated based on market conditions in effect at the end of the reporting period.

(g)       Unbilled Revenue and Billings in Excess of Revenue

Unbilled revenue represents the excess of contract revenue recognized over billings to date on contracts in process.  These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.  Billings in excess of revenue represent the excess of billings to date, per the contract terms, over revenue recognized on contracts in process.

(h)       Property, Plant and Equipment

Property, plant and equipment consists of furniture, fixtures, equipment, and buildings.  All additions are recorded at cost.  Maintenance and repairs are charged to expense as incurred.  When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.  Any gain or loss on retirements is reflected in operating income in the year of disposition.

Depreciation for owned property is based on the cost of the asset reduced by its estimated salvage value over the shorter of the estimated useful lives of the assets or the estimated life of the project using the straight-line method.  Useful lives for buildings are five years; furniture, fixtures and equipment are depreciated over their useful lives ranging from one to four years.

(i)        Construction Materials

Construction materials are items of which the Company has obtained title but are either not at the Company work sites or available for immediate installation.  Construction materials are expensed when they are delivered to the Company work sites, based on their weighted average cost.

(j)        Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized gain/losses on investments.  The composition of accumulated other comprehensive income (loss) consists of the following at December 31:

(Dollars in thousands)	2008	2007
		(unaudited)
Foreign currency translation adjustment	$11,238	(3,236)
	$11,238	$(3,236)

(k)       Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of contract receivables.  The Company’s sole Customer accounted for 100% of total revenues and contract receivables.

(l)        Revenue Recognition

The Company follows the guidance of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) to recognize revenue. Under SOP 81-1, revenue is recognized using the percentage-of-completion method where progress towards completion is measured by relating the actual cost of work performed to date to the current total estimated cost of the contract. In making such estimates, judgments are required to evaluate potential variances in schedule, the cost of materials and labor, productivity, liability claims, contract disputes, or achievement of contract performance standards.

Change orders and claims are included in total estimated contract revenue when management has determined that it is probable that the change order or claim will result in an addition to contract value and the amount can be estimated. Management evaluates when a change order or claim is probable based upon its experience in negotiating, the customer’s approval of such changes, separate documentation of change order costs that are identifiable and legal opinions of the validity of such claims. As of December 31, 2008, the Company has recorded approximately $10.2 million in claim revenue.  The Company is currently perusing claims in excess of $200 million.  This amount has not been reflected in the financial statements, as there can be no assurance that the Company will be successful in resolving these claims.

Losses on the contract are recognized in their entirety when the loss becomes evident and the amount of loss can be reasonably estimated.

(m)      Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash and cash equivalents.

(n)       Income Taxes

No provision for the payment of income taxes has been made in the accompanying financial statements related to the activities of the Company since the Members each report their share of the Company’s taxable income (loss) in their respective income tax return.

(o)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include estimated costs to complete, salvage value of property, plant and equipment, estimated revenue related to claims and change orders, and derivative valuation. Actual results could differ significantly from those estimates.

(4)       Project Investment

The Company bills on a milestone completion basis, which may not be reflective of revenue recognized. When billings exceed revenue the Company records a liability for such amounts which is reflected in the balance sheet as Billings in Excess of Revenue. As of December 31, 2008 and 2007, the Company has billings in excess of revenue of approximately $16.0 million and $57.8 million (unaudited), respectively.

At December 31, 2008 and 2007, the Company had outstanding billings with its customer in the amount of $41.3 million and $57.9 million, respectively. Included in these balances are amounts held back until project completion. As of December 31, 2008 and 2007, the amounts held back total $32.4 million and $35.4 million (unaudited), respectively.  Further, as of December 31, 2008 and 2007, the Company estimated that the project is going to be in a loss position.  At December 31, 2008, the Company is projecting a project loss of approximately $93.6 million. As a result, the Company, has accrued for a job loss provision of approximately $6.8 million. The Company is pursuing claims against GCGP (related party) and Translink in an attempt to recover these losses.

(5)       Related-Party Transactions

The Company’s Project is with GCGP, which is a wholly owned subsidiary of Bilfinger. As such, all Company revenue and receivables are with a related party.

The Members of the Company provide services to the Company in accordance with the client contract. Such services include overhead support from the Members. This support includes, but is not limited to, legal, human resources, and information technology. The Company and the Members have a fixed fee arrangement of approximately $16 million to CH2M HILL and $32 million to Bilfinger. The Company has recognized these expenses on a proportional basis as other direct costs have been incurred.

	December 31
(Dollars in thousands)	2008	2007	2006
		(unaudited)	(unaudited)
Services provided by the related parties
CH2M HILL Companies, Ltd and Subsidiaries	$9,208	$12,727	$7,405
Bilfinger Berger AG and Subsidiaries	102,601	97,479	30,005
Total services provided by the related parties	$111,809	$110,206	$37,410

	December 31
(Dollars in thousands)	2008	2007
		(unaudited)
Amounts payable to related parties
CH2M HILL Companies, Ltd. and Subsidiaries	$42,602	$15,330
Bilfinger Berger AG and Subsidiaries	19,647	31,783
Total amounts payable to related parties	$62,249	$47,113

(6)       Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

(Dollars in thousands)	2008	2007
		(unaudited)
Buildings	1,817	2,263
Furniture, fixtures and equipment	21,745	25,845
	23,562	28,108
Less: Accumulated depreciation	(15,603)	(9,114)
Property, plant and equipment, net	$7,959	$18,994

Depreciation expense reflected in the statements of income was approximately $12.7 million, $7.9 million (unaudited) and $0.4 million (unaudited) for the years ended December 31, 2008, 2007 and 2006, respectively.

(7)       Derivative Financial Instruments

During 2008, 2007 and 2006, the Company entered into foreign exchange forward contracts to manage exposure to potential foreign exchange fluctuation on the Euro and USD for payment of committed purchases of construction materials and services denominated in the Euro and USD.  Under the terms of the forwards, the Company will purchase the notional value at the spot rate on the contract date and settle the contract at the spot rate on the settlement date.

During 2006, the hedge transactions were designated as cash flow hedges. Since the critical terms of the derivatives matched the critical terms of the hedged item, using the critical terms test under SFAS No. 133, the Company concluded that there were no hedge ineffectiveness.  The changes in cash flows attributable to the risk being hedged were expected to be offset completely by the changes in the hedging relationship. As such, no gain or loss due to hedge ineffectiveness was recognized related to these contracts entered into in 2006. The unrealized gain at December 31, 2006 was $3.1 million (unaudited).

During 2008 and 2007, the Company elected not to use cash flow hedge accounting for derivatives entered into during these periods.  As a result, the Company recorded its derivative instruments at fair value during both 2008 and 2007 in accordance with the provisions of SFAS 133 and recorded the changes in fair value in current earnings.  Prior to 2007, the Company designated derivatives as cash flow hedges and recorded gains and losses in comprehensive income.

At December 31, 2008, the Company had six outstanding foreign exchange forward contracts with a total notional value of 6.5 million (Euro), and one outstanding foreign exchange forward contract with a total notional value of 2.0 million (USD).  The outstanding contracts at December 31, 2008 all expire during 2009.  At December 31, 2007, the Company had seven outstanding foreign exchange forward contracts with a total notional value of 9.5 million (Euro) and ten outstanding foreign exchange forward contracts with a total notional value of 13.7 million (USD), respectively.  The fair value of the forward contracts at December 31, 2008, and December 31, 2007, was $0.8 million and $(1.0) million (unaudited), respectively, and is classified as “Other assets” and “Other liabilities,” respectively, on the balance sheet.

The Company recorded cash settlements of $40.3 million, $59.2 million (unaudited) and $23.9 million (unaudited) in 2008, 2007 and 2006.   Cash settlements are recorded in direct costs in the statement of operations and operating activities in the cash flow statement.  The Company recorded unrealized gain/(loss) of approximately $1.0 million and $(1.0) million  (unaudited) for 2008 and 2007, respectively.  The unrealized gain/(loss) is recorded in direct costs in statement of operations.

The Company adopted the provisions of Statements of Financial Accounting Standards No. 157, Fair Value Measures (SFAS 157), as of January 1, 2008 for all financial and nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis.  SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used to measure fair value.  These tiers include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.  As of December 31, 2008, the Company had certain foreign exchange forward contracts that are required to be measured at fair value on a recurring basis.

The Company used the income approach in determining the fair value of these contracts, utilizing present value techniques, which the Company considers within the Level 2 fair value hierarchy.  The contract values at December 31, 2008 were approximately $0.8 million and were included in other assets on the balance sheet.

(8)       Commitments and contingencies

Contingencies

The Company may be party to legal actions arising in the normal course of business as a result of performance under the Contract. While the outcome of pending proceedings are difficult to predict, the Company’s management estimates that the levels of insurance coverage are generally adequate to cover any liabilities incurred with regard to such claims.  Any amounts that are probable of payment are accrued when such amounts are estimable.

Operating Lease Obligations

The Company has entered into certain noncancellable leases, which are being accounted for as operating leases.  At December 31, 2008, future minimum lease payments are as follows:

(Dollars in thousands)

Year Ending:
2009	$200
2010	$11

Rental expense charged to operations was $7.5 million, $7.5 million (unaudited) and $2.9 million (unaudited) during 2008, 2007 and 2006, respectively.

Letters of credit

The Company has certain letters of credit outstanding of approximately $1 million as of December 31, 2008.  These letters of credit can be drawn upon demand by the holder.

(9)       Subsequent Events

As of June 5, 2009, the Company has substantially completed the project.